08027051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67149 |

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
104

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Capital Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country RD. Suite 200
(No. and Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice 516-750-6200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/7/08

# OATH OR AFFIRMATION

I, Gene Stice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Capital Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C St
Signature

FINANCIAL + OPERATIONS PRINCIPAL
Title

Amy Warren
Notary Public

AMY WARREN
Notary Public of New Jersey
My Commission Expires 5/1/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS
# SUPPLEMENTARY INFORMATION
# INDEPENDENT AUDITORS' REPORT AND
# OTHER MATTERS

# WILMINGTON CAPITAL SECURITIES, LLC

**DECEMBER 31, 2007**

**WILMINGTON CAPITAL SECURITIES, LLC**
**DECEMBER 31, 2007**

# TABLE OF CONTENTS

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

**The Members**
**Wilmington Capital Securities, LLC**
**Garden City, New York**

We have audited the accompanying statement of financial condition of **Wilmington Capital Securities, LLC (a Limited Liability Company)** as of December 31, 2007 and the related statements of loss and Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wilmington Capital Securities, LLC (a Limited Liability Company)** as of December 31, 2007 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROMEO & CHIAVERELLI LLC
February 19, 2008

## WILMINGTON CAPITAL SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

| | |
|---|---|
| CURRENT ASSETS | |
| Cash | $70,286 |
| Receivables | 934 |
| Prepaid expenses | 8,724 |
| Total current assets | 79,944 |
| **Total Assets** | $79,944 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 6,674 |
| Accrued Expenses | 1,276 |
| Total current liabilities | 7,950 |
| MEMBER EQUITY | 71,994 |
| **Total Liabilities and Members' Equity** | $79,944 |

The accompanying notes are an integral part of these financial statements

## WILMINGTON CAPITAL SECURITIES, LLC
## STATEMENT OF LOSS AND MEMBERS' EQUITY
## YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| REVENUE | |
| Commissions | $4,497 |
| Other income | 100 |
| Total revenue | 4,597 |
| | |
| OPERATING EXPENSES | |
| Employee compensation and benefits | $2,428 |
| Regulatory fees | 9,715 |
| Other expenses | 6,026 |
| Total operating expenses | 18,169 |
| | |
| Net loss from operations | (13,572) |
| | |
| EXTRAORDINARY INCOME | $35,000 |
| | |
| NET INCOME | 21,428 |
| | |
| Members' equity, beginning of year | 9,066 |
| | |
| Members' contributions in 2007 | 76,500 |
| | |
| Members' withdrawals in 2007 | (35,000) |
| | |
| Members' equity, end of year | $ 71,994 |

The accompanying notes are an integral part of these financial statements

## WILMINGTON CAPITAL SECURITIES, LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net income | $ 21,428 |
| Adjustments to reconcile net loss to net cash | |
| Provided by operating activities: | |
| Change in: | |
| Accounts Receivable | (934) |
| Prepaid Expenses | (7,095) |
| Accounts Payable | 2,599 |
| Accrued Expenses | 1,276 |
| | (4,154) |
| Provided by financing activities: | |
| Members' Contributions | 76,500 |
| Members' Withdrawals | (35,000) |
| | 41,500 |
| Net cash provided by operating activities and increase in cash | 58,774 |
| Cash, beginning of year | 11,512 |
| Cash, end of year | $ 70,286 |

The accompanying notes are an integral part of these financial statements

## WILMINGTON CAPITAL SECURITIES, LLC
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2007

### NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

*Organization*

Wilmington Capital Securities, LLC (Company), was organized under the Laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options, and private placements of securities to public customers. The Company is registered in twenty-four (24) states to conduct securities transactions.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue recognition*

Revenue is recognized from the sale of equity, debt and option transactions on a trade date basis. Revenue from mutual fund trades is recognized as received. Revenue from the placement of variable annuities is recognized upon notification of policy acceptance and renewal.

*Income taxes*

The Company, as a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' income tax returns.

## NOTE B – CHANGE IN CONTROL OF THE COMPANY

On October 22, 2007, FINRA approved the sale of GHS Capital Management, LLC. Upon the completion of the transaction, the Company changed its name to Wilmington Capital Securities, LLC and moved to Garden City, New York. The Company also received FINRA approval to amend its Membership Agreement to conduct additional securities activities and to increase its net capital requirement to support those activities.

## NOTE C – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $62,336, which was $12,336 in excess of its required minimum net capital of $50,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

## NOTE D – LEASE AGREEMENT

During 2007, the Company operated from the residence of the Firm's prior CEO. The Company did not incur any monthly rent expense under this arrangement. Beginning in April 2008 the Company has entered into a 47-month lease agreement with Shelvin Plaza Associates LLC, which will expire on February 29, 2012. The monthly rent payments will be $6,273.80 through February 2009, $6,524.75 through February 2010, $6,785.74 through February 2011, and $7,057.17 through February 2012. Future minimum lease payments are as follows:

| | |
|---|---|
| 2008 | $56,464.20 |
| 2009 | $75,095.10 |
| 2010 | $80,906.90 |
| 2011 | $84,143.18 |
| 2012 | $14,114.34 |

## NOTE E – EXTRAORDINARY INCOME

On November 28, 2006, NASD and NYSE Group announced a plan to consolidate their member regulation operations. In connection with the Transaction, a one-time special member payment of $35,000 was made to each NASD member firm in August 2007.

## WILMINGTON CAPITAL SECURITIES, LLC
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## YEAR ENDED DECEMBER 31, 2007

Wilmington Capital Securities, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc.

## INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2007

Wilmington Capital Securities, LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

*SUPPLEMENTARY INFORMATION*

# WILMINGTON CAPITAL SECURITIES, LLC
# COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
# OF THE SECURITIES AND EXCHANGE COMMISSION
# DECEMBER 31, 2007

| | |
|---|---|
| Total members' equity from<br>Statement of financial condition | $71,994 |
| Deduct non-allowable assets: | |
| Receivables | 934 |
| Prepaid expenses | 8,724 |
| Net capital | $ 62,336 |
| Minimum net capital required per 15c3-1 (a)(2) | $ 50,000 |
| Aggregate indebtedness from statement of financial<br>condition, net of A-1c liabilities | $ 7,950 |
| Ration of aggregate indebtedness to net capital | 13 % |
| Debt-equity ratio computed in accordance with 15c3-1(d) | 0 |

# WILMINGTON CAPITAL SECURITIES, LLC
# RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION OF THE SECURITIES AND EXCHANGE COMMISSION
# DECEMBER 31, 2007

| | |
|---|---|
| Total members' equity according To Form X-17A-5 | $ 71,994 |
| Audit Adjustments None | 0 |
| Total members' equity according To the audit | $ 71,994 |

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007:

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $ 63,042 |
| Audit Adjustments Increase in non-allowable receivables | (706) |
| Net capital according to the audit | $ 62,336 |

*OTHER MATTERS*

**ROMEO & CHIAVERELLI LLC**
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

## Report on Internal Accounting Control Required by SEC Rule 17a-5

**The Members**
**Wilmington Capital Securities, LLC**
**Garden City, New York**

In planning and performing our audit of the financial statements of Wilmington Capital Securities, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reverse required by rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of Members, the Financial Industry Regulatory Authority, the Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 19, 2008

END